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        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                             FORM 4

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

    Lenihan Jr., Lawrence D.
    c/o Pequot Capital Management, Inc.
    500 Nyala Farm Road
    Westport, CT 06880

2.  Issuer Name and Ticker or Trading Symbol

    Netegrity, Inc.
    NETE

3.  IRS Number of Reporting Person (Voluntary)

4.  Statement for Month/Year



5.  If Amendment, Date of Original (Month/Year)

    05/01 See footnote (2)

6. Relationship of Reporting Person(s)to Issuer (Check all applicable)
    (X) Director  ( ) 10% Owner ( ) Officer (give title below)
    ( ) Other (specify below)

7.  Individual or Joint/Group Filing (check Applicable Line)
     X    Form filed by One Reporting Person
          Form filed by More than One Reporting Person



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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock             5/08/01         S               115,385(1) D  $36.6931


Common Stock             5/09/01         S                96,154(1) D  $35.9908

Common Stock             5/10/01         S                96,153(1) D  $33.6955

Common Stock             5/16/01         S                57,693(1) D  $35.8917

Common Stock             5/17/01         S                76,923(1) D  $39.0647

Common Stock             5/18/01         S                57,692(1) D  $40.1167   3,151,180(1)        I            By Partnership

Common Stock             2/13/01         G  V             11,000(2) D                19,625(2)        D
-,--------------------------------------------------------------------------------------------------------------------------------

                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|




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                   |             |                   |     |        |        |         |         |        |            |
                                                                                                 |


|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |
|---------------------  |-------------------| ----------------- | --------------- |





Explanation of Responses:

(1)   The reporting person is an employee of Pequot Capital
      Management, Inc. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest.

(2) This amendment is being made to correct an error in the number of shares givted by the reporting person.

**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).


         /s/ Lawrence D. Lenihan, Jr.                     4/12/02
      -------------------------------------               -------
        **Signature of Reporting Person                     Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMD Number


























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